Ballard Power Systems Inc.

News Release

Ballard to Participate on the Bloomberg Markets Spotlight Virtual Platform

For Immediate Release – August 30, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will participate on the Bloomberg Markets Spotlight virtual platform, launching September 1, 2011.

Mr. Guglielmin will provide an update on Ballard’s business and discuss strategy in relation to key fuel cell growth markets. A link to the audio and slide webcast will be available on the homepage at www.ballard.com throughout September.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com